                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                       (Amendment No. ________________)



                    BIRNER DENTAL MANAGEMENT SERVICES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                          Common Stock, no par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  091283 10 1
--------------------------------------------------------------------------------
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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

CUSIP No. 091283 10 1                  13G                     Page 2 of 6 Pages

1               NAMES OF REPORTING PERSONS
                S.S. or I.R.S.
                IDENTIFICATION NOS. OF
                ABOVE PERSONS

                Mark A. Birner, D.D.S.

2               CHECK THE APPROPRIATE BOX
                IF A MEMBER OF A GROUP/*/
                                                  (a)  [_]
                                                  (b)  [_]

3               SEC USE ONLY

4               CITIZENSHIP OR PLACE OF
                ORGANIZATION

                United States

                5   SOLE VOTING POWER
NUMBER OF
SHARES              785,466
BENEFICIALLY
OWNED BY EACH
REPORTING       6   SHARED VOTING POWER
PERSON WITH
                    0

                7   SOLE DISPOSITIVE POWER

                    785,466

                8   SHARED DISPOSITIVE
                    POWER

                    0

9               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                785,466

10              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES

11              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                11.7%

12              TYPE OF REPORTING PERSON
                IN

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                                                               Page 3 of 6 Pages
Item 1(a) Name of Issuer:

     Birner Dental Management Services, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

     3801 East Florida Avenue, Suite 508, Denver, Colorado 80210

Item 2(a) Name of Person Filing:

     Mark A. Birner, D.D.S.

Item 2(b) Address of Principal Business Office or, if none,
     Residence:

     Mark A. Birner, D.D.S.
     3801 East Florida Avenue, Suite 508, Denver, Colorado 80210

Item 2(c) Citizenship:

     Mark A. Birner, D.D.S. is a United States citizen.

Item 2(d) Title of Class of Securities:

     Common Stock, no par value

Item 2(e) CUSIP Number:

     091283 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)  ___  Broker or Dealer registered under Section 15 of the Act
(b)  ___  Bank as defined in section 3(a)(6) of the Act
(c)  ___  Insurance Company as defined in section 3(a)(19) of the Act
(d) ___ Investment Company registered under section 8 of the Investment Company Act
(e) ___ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f) ___ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (S) 240.13d-1(b)(1)(ii)(F)
(g)  ___  Parent Holding Company, in accordance with (S)240.13d-
          1(b)(1)(ii)(G)  (Note:  See Item 7)
(h)  ___  Group, in accordance with (S) 240.13d-1(b)(1)(ii)(H)

           Not Applicable
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                                                               Page 4 of 6 Pages

Item 4.  Ownership.

If the percent of the class owned, as of December 31 of the year covered by statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned as of December 31, 1997:

          785,466 shares by Mark A. Birner, D.D.S. (1)

     (b)  Percent of Class:
          11.7% by Mark A. Birner, D.D.S.

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote 785,466 by Mark A.
                                                        -------
                Birner, D.D.S.(1)

          (ii)  shared power to vote or to direct the vote 0 by Mark A. Birner,
                                                           -
                D.D.S.

          (iii) sole power to dispose or to direct the disposition of 785,466 by
                                                                      -------
                Mark A. Birner, D.D.S.(1)

          (iv)  shared power to dispose or to direct the disposition of 0 by
                                                                        -
                Mark A. Birner, D.D.S.

(1) Includes 26,099 shares of Common Stock that are issuable upon exercise of an option having an exercise price of $2.40 per share, 27,510 shares of Common Stock that are issuable upon exercise of a warrant having an exercise price of $4.36 per share, and 9,170 shares of Common Stock that are issuable upon exercise of a warrant having an exercise price of $6.00 per share, all of which are vested.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable
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                                                               Page 5 of 6 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the
         Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

         Not Applicable
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                                                               Page 6 of 6 Pages

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 17, 1998
----------------------
Date


/c/ Mark A. Birner
----------------------
Mark A. Birner, D.D.S.